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                                    Filed by Chronimed Inc. pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                 Subject Company: Chronimed Inc.
                                                 Commission File Number: 0-19952

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to the Current Report on Form 8-K, filed by Chronimed on August 9, 2004 and is incorporated by reference into this filing.

FORWARD LOOKING STATEMENTS

This communication may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the SEC.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the merger of MIM and Chronimed. In connection with the planned merger, a registration statement on Form S-4 was filed with the SEC on September 17, 2004. STOCKHOLDERS OF MIM AND CHRONIMED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The definitive joint proxy statement/prospectus will be mailed to stockholders of MIM and of Chronimed. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV, FROM MIM INVESTOR RELATIONS AT 100 CLEARBROOK ROAD, ELMSFORD, NY 10523, OR FROM CHRONIMED INVESTOR RELATIONS AT 10900 RED CIRCLE DRIVE, MINNETONKA, MN 55343.

PARTICIPANTS IN SOLICITATION

MIM, Chronimed and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM's participants is set forth in the proxy statement, dated April 23, 2004, for MIM's 2004 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning Chronimed's participants is set forth in the proxy statement, dated October 7, 2003, for Chronimed's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM and Chronimed in the solicitation of proxies in respect of the merger is included in the registration statement and preliminary joint proxy statement/prospectus filed with the SEC and will be included in the definitive joint proxy statement/prospectus to be filed with the SEC.

                                    ********

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      HART-SCOTT-RODINO WAITING PERIOD EXPIRES FOR MIM AND CHRONIMED MERGER

         ELMSFORD, NY AND MINNETONKA, MN -- OCTOBER 8, 2004 - MIM CORPORATION (NASDAQ: MIMS) AND CHRONIMED INC. (NASDAQ: CHMD) announced that the Hart-Scott-Rodino waiting period for the proposed MIM and Chronimed merger expired yesterday. The companies are moving forward with finalizing their joint proxy statement and obtaining approval from both companies' shareholders.

         On August 9, MIM and Chronimed announced the signing of a definitive merger agreement to form BioScrip, Inc., one of the largest specialty pharmacy companies in the United States. Upon completion of the merger, each Chronimed shareholder will receive 1.025 MIM common shares for each Chronimed common share held. MIM expects to issue approximately 13.5 million shares to Chronimed shareholders in the merger.

         "We are pleased to have put this important step in our merger process behind us and are looking forward to finalizing the transaction by year-end," said Richard H. Friedman, MIM's Chairman and Chief Executive Officer.

         Henry F. Blissenbach, Chronimed's Chairman and Chief Executive Officer added, "My charge at BioScrip will be to ensure that the new entity achieves the highest possible standards of efficiency and effectiveness across all operations. We plan to integrate and streamline operating costs and structure BioScrip to hit the ground running in January 2005. By doing so, we can immediately begin efforts to expand our product offerings, win new contracts and significantly grow BioScrip revenue and profitability."

ABOUT MIM

MIM Corporation (www.mimcorporation.com) is a pharmaceutical healthcare organization delivering innovative pharmacy benefit and healthcare solutions that provide results beyond expectations. MIM excels by harnessing its clinical expertise, sophisticated data management and therapeutic fulfillment capability, and combines it with its dedicated, responsive team of professionals that understands its partners' needs. The result is cost-effective solutions enhancing the quality of patient life.

ABOUT CHRONIMED

Chronimed Inc. is a specialty pharmacy that distributes prescription drugs and provides specialized therapy management services for people with certain conditions, including HIV/AIDS, organ transplants, and diseases treated with biotech injectable medications. Chronimed works with patients, physicians and other health care providers, pharmaceutical manufacturers, health plans and insurers, and government agencies to improve clinical and economic outcomes. Chronimed's web site address is www.chronimed.com.


FORWARD LOOKING STATEMENTS
This press release may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies and efforts to expand product offerings, win new contracts and significantly grow revenue and profitability. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the Securities and Exchange Commission.

                                     - ### -



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
CONTACTS:

MIM:
James S. Lusk                                                          Rachel Levine
Executive Vice President/Chief Financial Officer              Investor Relations
MIM Corporation                                               The Anne McBride Co.
914-460-1648                                                           212-983-1702 x207
Email: jlusk@mimcorporation.com                               Email: rlevine@annemcbride.com

CHRONIMED:
Brad Schumacher
Investor Relations
Chronimed Inc.
952-979-3942
Email: bschumacher@chronimed.com
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